SIERRA PACIFIC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

(1) NATURE OF BUSINESS

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its principle office in Las Vegas, Nevada and operate branch offices in Reno, Nevada, Fort Lauderdale, Florida, and Los Angeles, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government, municipal and agency securities, corporate obligations, collateralized mortgage obligations, and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents
Cash consists of cash in banks. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2017. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets of two or five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the assets or the remaining term of the related leases. The Company had $191,132 of accumulated depreciation as of December 31, 2017 and $24,686 of depreciation expense for the year ended December 31, 2017.

Clearing Organizations
The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2017, the Company had deposit levels with clearing organizations exceeding the required amount of $100,000.

Revenue Recognition
Revenue associated with the Company's securities' transactions is recognized on a settle date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States. Underwriting revenue is recognized on the day funds are received by the lead underwriter.

Income Taxes
The Company is a limited liability company and has elected pass-through treatment for tax purposes. Therefore, the Company is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(3)   SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $859,445. These securities had a cost of $160,320,941 and are comprised of corporate obligations, bank Certificates of Deposit, Muni's, collateralized mortgage obligations, and federal obligations.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The company's securities owned, at fair value, and securities sold, not yet purchased, at fair value, are reflected in the Statement of Financial Condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 157,502,798	$ -	$ 157,502,798
Securities sold short, not yet purchased	$ -	$ 50,839,537	$ -	$ 50,839,537

Trading securities values are readily determined based on other data values or market prices.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. The liability includes inventory financed and the value of certain securities sold short – not yet purchased.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly-liquid government bonds, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS, Continued

Level 2 instruments primarily include agency mortgage backed securities, corporate debt securities, bank certificates of deposit and municipal securities. Transactions are classified within Level 3 if there are no observable transaction prices or independent pricing sources available or a component of the price is derived from a model with an observable input.

(5)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate, municipal and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates.   Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2017, there were four hundred and fifty two futures contracts that had not been settled (notional amount of $45,200,000). These contracts relate to United States Treasuries deliverable in March 2018. Net realized and unrealized gains and losses from futures contracts are included in the principal transaction revenues in the accompanying statement of income. For the period ended December 31, 2017, net realized and unrealized losses on commodities contracts totaled $654,423.

(6) RENTAL OF OFFICE FACILITIES

The Company occupies two office facilities with initial noncancelable term in excess of one year. The lease agreements terminate in September of 2018 and July of 2021. Annual rental for this office space over the Company's fiscal years is listed below:

Twelve Months Ended December 31,

2018	$	89,583
2019		38,822
2020		39,987
2021		23,554
2022 and beyond		- 0 -
	$	191,946

Rent expense amounted to $146,845 for 2017.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD IN BANKS

The Company maintains cash accounts at Bank of America which had bank balances totaling $453,835. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2017, the Company had computed net capital of $8,823,971, which was in excess of the required net capital level by $8,723,971. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .0426 to 1.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 22, 2018. No transactions or events were found that were material enough to require recognition in the financial statements.